FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
July 12, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on July 12, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.

Item 4. Summary of Material Change

Sierra Wireless Appoints Phil Brace as New President and CEO.

Item 5. Full Description of Material Change

Sierra Wireless announced that its Board of Directors has appointed Phil Brace as its new President and CEO, effective July 26, 2021. The current President and CEO, Kent Thexton, will stay on at Sierra Wireless until August 13, 2021 to complete the transition.

Phil Brace has an extensive technology and operations background and was most recently Executive Vice President at Veritas Technologies. His previous executive roles include President of Seagate Technology’s Cloud Systems and Electronic Solutions, Executive Vice President at LSI Corporation, and General Manager at Intel Corporation. Brace holds a Bachelor’s degree in Applied Science from the University of Waterloo and a Master’s degree in Electrical Engineering from California State University, Sacramento.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.

Item 9. Date of Report

This material change report is dated as of July 15, 2021.